Exhibit (a)(1)(O)
IDEX Corporation Announces Expiration of Subsequent Offering Period and Final
Completion of Tender Offer for Shares of Microfluidics International Corporation
Lake Forest, IL—March 11, 2011—IDEX Corporation (NYSE: IEX) today announced the expiration of the subsequent offering period of the tender offer by its wholly-owned subsidiary, Nano Merger Sub, Inc., for all outstanding shares of common stock of Microfluidics International Corporation (OTC Bulletin Board: MFLU) at a price of $1.35 per share, net to the seller in cash, without interest but subject to any applicable tax withholding.
The subsequent offering period expired at 5:00 p.m., New York City time, on Thursday, March 10, 2011. The depositary for the tender offer has advised IDEX that a total of 7,509,382 shares had been validly tendered and not properly withdrawn during the initial offering period and the subsequent offering period, representing approximately 71.99 percent of Microfluidics’ issued and outstanding shares. Pursuant to the terms of the tender offer, Nano Merger Sub, Inc. has accepted for payment all shares validly tendered and not properly withdrawn during the initial offering period and all shares validly tendered during the subsequent offering period, and the consideration for all such shares either has been paid or promptly will be paid. In addition, as of March 11, 2011, approximately 12,699 shares have been acquired by Nano Merger Sub, Inc. through open market purchases at $1.35 per share.
Pursuant to the terms of the previously announced Agreement and Plan of Merger, dated as of January 10, 2011, among IDEX, Nano Merger Sub, Inc. and Microfluidics, on March 11, 2011, Nano Merger Sub, Inc. will exercise its “top-up” option to purchase additional shares of common stock of Microfluidics directly from Microfluidics in an amount sufficient (when combined with the shares purchased in the tender offer and on the open market) to enable IDEX to effect a “short-form” merger under applicable Delaware law, by which IDEX will be able to complete the merger of Nano Merger Sub, Inc. with and into Microfluidics without a vote or meeting of Microfluidics’ stockholders.
IDEX expects to complete the acquisition of Microfluidics on March 11, 2011 through the merger described above. Pursuant to the terms of the merger agreement, all remaining publicly held shares outstanding immediately prior to the effective time of the merger (other than shares held by holders who properly exercise their appraisal rights under applicable Delaware law) will be converted into the right to receive $1.35 per share, net to the holder in cash, without interest but subject to any applicable tax withholding, in the merger. This is the same price per share that was paid in the tender offer. Upon the closing of the merger, Microfluidics will become a wholly-owned subsidiary of IDEX and Microfluidics’ common stock will cease to be quoted on the OTC Bulletin Board.
About IDEX
IDEX Corporation is an applied solutions company specializing in fluid and metering technologies, health and science technologies, dispensing equipment, and fire, safety and other diversified products built to its customers’ exacting specifications. Its products are sold in niche markets to a wide range of industries throughout the world. IDEX shares are traded on the New York Stock Exchange and Chicago Stock Exchange under the symbol “IEX”.
For further information on IDEX Corporation and its business units, visit the company’s Web site at www.idexcorp.com.
Contact:
Bruce Manning
Director — Corporate Finance
(847) 498-7070